UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42579

Lianhe Sowell International Group Ltd

(Translation of registrant’s name into English)

RM1502, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Lianhe Sowell International Group Ltd Has Regained Compliance with Nasdaq’s Minimum Bid Price Deficiency

On July 7, 2026, Lianhe Sowell International Group Ltd (the “Company”) received written notice (the “Compliance Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) informing the Company that it has regained compliance with Nasdaq Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously disclosed, on January 22, 2026, the Company received written notice (the “Letter”) from the Nasdaq notifying the Company that it is not in compliance with the Minimum Bid Price Requirement, as the closing bid price for the Company’s Class A ordinary shares had been below $1.00 per share for the period from December 4, 2025 to January 21, 2026. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company had 180 calendar days to regain compliance, or until July 21, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. To regain compliance with the Minimum Bid Price Requirement, the closing bid price of the Company’s Class A ordinary shares must be at least $1.00 per share for a minimum of 10 consecutive business days at any time prior to the expiration of Compliance Period.

According to the Compliance Letter, for the last 10 consecutive business days, from June 22, 2026 to July 6, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with the Minimum Bid Price Requirement, and the matter is closed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd.

Date: July 8, 2026	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer and Chairman of the Board of Directors

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